Exhibit 99

PRESS RELEASE

HDFC Bank Limited (NYSE : HDB) filed its Form 20-F for the year ended March 31, 2025 on July 14, 2025. Filings made by HDFC Bank Limited with the SEC are available from the SEC’s EDGAR database via the direct link to its website located under “About Us/Investor Relations/SEC Filings” on HDFC Bank’s website, or via www.sec.gov. Shareholders/Members of the Bank may also write to Mr. Ajay Agarwal, Company Secretary & Group Head – Secretarial & Group Oversight, HDFC Bank Limited, 4th Floor, HDFC House, HT Parekh Marg, Churchgate, Mumbai 400020, India, ajay.agarwal2@hdfcbank.com, requesting a hard copy of the completed audited financial statements free of charge.

Mr. Ajay Agarwal

Company Secretary & Group Head – Secretarial & Group Oversight

HDFC Bank Limited

4th Floor, HDFC House,

HT Parekh Marg,

Churchgate, Mumbai 400020, India

Tel : +91-22-6631-6293